LinkedIn Posts

Big milestone for Franchise League Football.

We were named Best Product Experience (Start-Up) at the 2025 FSGA Awards.

What matters most is why we won: FLF is not a reskinned fantasy game. It is a fundamentally different product that treats fantasy sports like running a real franchise, with long-term strategy, real consequences, and continuity across seasons.

This award reflects the work Renee Miller, PhD and the team have done turning a format developed over 20+ years into a live platform that serious players immediately recognize as something new.

We are just getting started. As we head into our next season and expand the platform, we are opening a community investment round for those who want to help shape where this goes next. **https://lnkd.in/eeHHzrYC**

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After a great run as Chief Strategy Officer at **Scope Labs**, I have transitioned full-time to **Franchise League Football**.

FLF began at Scope as an incubated project, and I am grateful for the opportunity to help build it there. Over time, it became clear the company was ready to stand on its own, and I decided to help pilot the next phase alongside CEO **Renee Miller**, PhD.

FLF is a game I helped invent and develop over more than 20 years. That format is now a fully released app, and we just completed our first full season of live play. The early engagement has validated a deep appetite for a more strategic, franchise-style fantasy experience.

I am opening up a community investment round for FLF and would welcome my network to be part of what we are building.

• Learn more and reserve here: **https://lnkd.in/esEkp2xv**